                                                                    EXHIBIT 99.2


                -------------------------------------------------
                       CONVERSION APPRAISAL UPDATE REPORT

                         WAYNE SAVINGS BANCSHARES, INC.

                          PROPOSED HOLDING COMPANY FOR
                          WAYNE SAVINGS COMMUNITY BANK
                                  WOOSTER, OHIO


                                  DATED AS OF:
                                 APRIL 19, 2002
                -------------------------------------------------







                                  PREPARED BY:

                                RP FINANCIAL, LC.
                             1700 NORTH MOORE STREET
                                   SUITE 2210
                            ARLINGTON, VIRGINIA 22209

                                                   April 19, 2002


Board of Directors
Wayne Savings Bankshares, MHC
Wayne Savings Bancshares, Inc.
Wayne Savings Community Bank
151 North Market Street
Wooster, Ohio  44691

Members of the Board of Directors:

      We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued by Wayne Savings Bancshares, Inc., Wooster, Ohio ("Wayne Bancshares" or the "Holding Company") in connection with the mutual-to-stock conversion of Wayne Savings Bankshares, MHC (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 52.58 percent of the common stock of Wayne Bancshares (the "MHC Shares"), the mid-tier holding company for Wayne Savings Community Bank, Wooster, Ohio ("Wayne Savings" or the "Bank"). The remaining 47.42 percent of Wayne Bancshares' common stock is owned by public stockholders. Wayne Bancshares, organized in August 1997, owns 100 percent of the outstanding common stock of Wayne Savings. It is our understanding that Wayne Bancshares will offer its stock, representing the majority ownership interest held by the MHC, to depositors of the Bank, the Bank's ESOP, members of the local community and the public at large (the Subscription and Community offerings).

      This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our original appraisal report, dated September 7, 2001 (the "original appraisal") and previous appraisal update report, dated November 30, 2001 (the "first update"), are incorporated herein by reference. As in the preparation of our original appraisal and first update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

      On July 10, 2001, the Board of Directors of the MHC adopted the plan of conversion pursuant to which the MHC will convert from the mutual holding company form of ownership to 100 percent ownership of the Bank's common stock by Wayne Bancshares. The MHC will be merged into Wayne Savings and the MHC will no longer exist. As part of the conversion, the Holding Company will sell shares of common stock in an offering that will represent the ownership interest in Wayne Bancshares currently owned by the MHC. As of December 31,

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RP FINANCIAL, LC.
BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 2


2001 the MHC's ownership interest in Wayne Bancshares approximated 52.58 percent. The Holding Company will also issue shares of its common stock to the public stockholders of Wayne Bancshares pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Wayne Bancshares common stock as owned immediately prior to the conversion. As of December 31, 2001, the public stockholders' ownership interest in Wayne Bancshares was approximately 47.42 percent.

      This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Wayne Bancshares' financial condition, including financial data through December 31, 2001; (2) an updated comparison of Wayne Bancshares' financial condition and operating results versus the Peer Group companies identified in the original appraisal; and (3) a review of stock market conditions since the date of the first update.

      The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

      Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

DISCUSSION OF RELEVANT CONSIDERATIONS

      1.    FINANCIAL RESULTS

            Table 1 presents summary balance sheet and income statement details for the fiscal year ended March 31, 2001 and updated financial information through December 31, 2001. The financial data set forth in Table 1 have been revised to reflect the following accounting adjustments:

            In connection with the conversion, the OTS requested, and the Holding Company agreed, to expense certain operating costs in its financial statements which were previously paid by, reimbursed or allocated to the MHC. Consistent with the OTS policy request on this matter, the amount of dividends recorded as paid to the MHC were reduced by a similar amount. The inclusion of these intercompany

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RP FINANCIAL, LC.
BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 3


                                     Table 1
                         Wayne Savings Bancshares, Inc.
                              Recent Financial Data


                                             At March 31, 2001                      At Dec. 31, 2001
                                            Amount           Assets                Amount         Assets
                                            ------           ------                -------        ------
                                             ($000)             (%)                 ($000)         (%)
BALANCE SHEET DATA
Total assets                                 $311,609         100.0%               $331,972        100.0%
Cash and cash equivalents                      20,902           6.7                  27,211          8.2
Certificates of deposit                         5,700           1.8                     ---          0.0
Investment securities                          13,641           4.4                  16,126          4.9
FHLB stock                                      3,510           1.1                   3,726          1.1
Mortgage-backed securities                      8,613           2.8                  15,086          4.5
Loans receivable, net                         246,619          79.1                 257,795         77.7
Loans held for sale                               861           0.3                     ---          0.0
Deposits                                      277,706          89.1                 298,173         89.8
Borrowings                                      6,000           1.9                   5,000          1.5
Total equity                                   25,255           8.1                  25,683          7.7


                                               12 Months Ended                         12 Months Ended
                                               March 31, 2001                           Dec. 31, 2001
                                               --------------                           -------------
                                             Amount       Avg. Assets              Amount      Avg. Assets
                                            -------       -----------              -------     -----------
                                              ($000)            (%)                 ($000)         (%)
SUMMARY INCOME STATEMENT
Interest income                               $21,499           6.99%               $21,438          6.71%
Interest expense                              (13,100)         (4.26)               (12,969)        (4.06)
                                              --------         ------               --------        ------
  Net interest income                           8,399           2.73                  8,469          2.65
Provision for losses                              (96)         (0.03)                  (139)        (0.04)
                                                  ----         ------                  -----        ------
  Net interest income after provision           8,303           2.70                  8,330          2.61

Other operating income                            891           0.29                  1,101          0.34
Net gain(loss) on sale of loans/sec.              154           0.05                    477          0.15
Non-interest operating expense                 (7,328)         (2.38)                (7,409)        (2.32)
                                               -------         -----                 -------        ------
  Earnings before income taxes                  2,020           0.66                  2,499          0.78

Income taxes                                     (688)         (0.22)                  (851)        (0.27)
                                                 -----         ------                  -----        ------
Net income                                     $1,332           0.43                 $1,648          0.51%

Sources: Wayne Bancshares' prospectus, audited and unaudited financial statements, and RP Financial calculations.

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RP FINANCIAL, LC.
BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 4


            operating costs in the Holding Company's consolidated statements of earnings results in an after-tax reduction in previously reported net earnings for the nine month ended December 31, 2001 and 2000 and the fiscal years ended March 31, 2001, 2000 and 1999 of $23,000, $99,000, $99,000, $148,000 (including $122,000 in previously allocated organization costs) and $11,000.

            The $281,000 cumulative downward effect of these intercompany adjustments on stockholders' equity at December 31, 2001, was substantially offset by a $258,000 reduction in dividends paid to the MHC.

            Additionally, the OTS requested and the Holding Company has agreed to reduce the estimated lives assigned to its office premises. The effect of this adjustment results in a $22,000, $22,000 and $30,000 reduction in previously reported net earnings for the nine months ended December 31, 2001 and 2000, and the fiscal year ended March 31, 2001, respectively.

            The overall composition of Wayne Bancshares' December 31, 2001 balance sheet was comparable to the Holding Company's March 31, 2001 balance sheet, with the Holding Company posting an increase in assets during the nine month period. Updated reported earnings for the Holding Company were slightly higher, which was largely attributable to an increase in gains realized from the sale of loans. On a core earnings basis, the Holding Company's updated earnings reflected little change.

            Wayne Bancshares' total assets increased by $20.4 million, or 6.5 percent, from March 31, 2001 to December 31, 2001. Net loans receivable increased $11.2 million during the nine month period, which was primarily supported by growth of 1-4 family permanent mortgage loans. Most of the Holding Company's asset growth was realized in cash and investments, with such growth consisting primarily of an increased investment in mortgage-backed securities and holding a higher balance of cash and cash equivalents. The higher balance of cash and cash equivalents was in part realized through reinvestment of CDs held in other financial institutions into federal funds sold. To a lesser extent, an increase in the portfolio of other investment securities contributed to growth of cash and investments. Overall, the level of loans receivable, including loans held for sale, comprising total assets declined from 79.4 percent to 77.7 percent as of March 31, 2001 and December 31, 2001, respectively. Over the same time period, the Holding Company's ratio of cash and investments as percent of assets, including mortgage-backed securities and FHLB stock, increased from 16.8 percent to 18.7 percent.

            Updated credit quality measures indicated deterioration in credit quality during the nine month period, as non-performing assets increased from
0.19 percent of assets at March 31, 2001 to 1.07 percent of assets at December 31, 2001. The significant increase in the non-performing assets balance was mostly attributable to one lending relationship, consisting of non-accruing commercial business and commercial real estate loans totaling $1.9 million. The non-performing loan concentration consists of four loans that are cross-collateralized by non-

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RP FINANCIAL, LC.
BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 5

residential real estate and residential real estate. Subsequent to December 31, 2001, the four delinquent loans were brought current by the borrower.

            Asset growth was funded by deposit growth, as the Holding Company's utilization of borrowings declined slightly during the nine month period. Overall, the Holding Company's updated funding composition exhibited little change, as deposits equaled 89.1 percent and 89.8 percent of assets as of March 31, 2001 and December 31, 2001, respectively. Comparatively, the Holding Company's borrowings declined from 1.9 percent of assets at March 31, 2001 to
1.5 percent of assets at December 31, 2001. Capital growth did not keep pace with asset growth, as Wayne Bancshares' equity-to-assets ratio declined from 8.1 percent at March 31, 2001 to 7.7 percent at December 31, 2001.

            Wayne Bancshares' operating results for the fiscal year ended March 31, 2001 and for the twelve months ended December 31, 2001 are also set forth in Table 1. Reported earnings for the Holding Company equaled 0.43 percent and 0.51 percent of average assets for the twelve months ended March 31, 2001 and December 31, 2001, respectively. The Holding Company's higher updated return on assets ratio was primarily realized through an increase in gains recorded on the sale of loans. In terms of core earnings, the Holding Company's updated core earnings reflected little change from 2001 fiscal year core earnings. Net interest income and operating expenses remain the two dominant components of Wayne Bancshares' core earnings.

            Wayne Bancshares' updated net interest income to average assets ratio exhibited a slight decline, equaling 2.73 percent and 2.65 percent for the twelve months ended March 31, 2001 and December 31, 2001, respectively. The decline in the net interest margin resulted from a steeper decline in the interest income ratio compared to the interest expense ratio, reflecting the impact of a narrowing yield-cost spread. The Holding Company's interest rate spread declined from 2.57 percent for the fiscal year ended March 31, 2001 to
2.53 percent for the twelve months ended December 31, 2001.

            Operating expenses as a percent of average assets exhibited a slight decline in the Holding Company's updated earnings, as leveraging of operating expenses through asset growth served to more than offset an increase in operating expenses. Overall, Wayne Bancshares' lower net interest income and operating expense ratios translated into a nominally lower updated expense coverage ratio (net interest income divided by operating expenses) of 1.14 times, versus a comparable ratio of 1.15 times recorded for the fiscal year ended March 31, 2001.

            Non-interest operating income increased as a percent of average assets, equaling 0.29 percent and 0.34 percent of average assets for the twelve months ended March 31, 2001 and December 31, 2001, respectively. Growth of non-interest operating income was supported by an increase in fee income earned on deposits, reflecting implementation of a higher fee structure. When factoring non-interest operating income into core earnings, the Holding Company's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly improved, equaling 78.8 percent

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RP FINANCIAL, LC.
BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 6

and 77.6 percent for the twelve months ended March 31, 2001 and December 31, 2001, respectively.

            Gains realized from the sale of loans increased from 0.05 percent of average assets for the fiscal year ended March 31, 2001 to 0.15 percent of average assets for the twelve months ended December 31, 2001. Higher loan sale gains as the result increased sales of fixed rate loan originations accounted for the increase in gains, as lower interest rates supported an increase in the Holding Company's lending volume for fixed rate loans. As noted in the original appraisal and first update, due to the more volatile and non-recurring characteristics of the loan sale gains recorded by Wayne Bancshares, such gains are not considered to be part of the Holding Company's recurring or core earnings.

            Loan loss provisions established by the Holding Company were slightly higher during the most recent twelve month period, increasing from 0.03 percent to 0.04 percent of average assets for the fiscal year ended March 31, 2001 and the twelve months ended December 31, 2001, respectively. As of December 31, 2001, the Holding Company maintained valuation allowances of $722,000, equal to 0.28 percent of net loans receivable and 20.3 percent of non-performing assets.


      2.    PEER GROUP FINANCIAL COMPARISONS

            Tables 2 and 3 present the financial characteristics and operating results for Wayne Bancshares, the Peer Group and all publicly-traded thrifts. The Holding Company's and the Peer Group's ratios are based on financial results through December 31, 2001, unless otherwise indicated for the Peer Group companies.

            In general, the comparative balance sheet ratios for the Holding Company and the Peer Group did not vary significantly from the ratios exhibited in the first update. Consistent with the first update, the Holding Company's updated interest-earning asset composition reflected a higher concentration of loans and a lower concentration of cash and investments. Overall, the Holding Company and the Peer Group continued to maintain comparable levels of interest-earning assets, based on updated interest-earning assets-to-assets ratios of 96.4 percent and 96.2 percent, respectively.

            The updated mix of deposits and borrowings maintained by Wayne Bancshares and the Peer Group also did not change significantly from the first update. Wayne Bancshares' funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 91.3 percent and 87.3 percent for the Holding Company and the Peer Group, respectively. Wayne Bancshares posted an updated equity-to-assets ratio of 7.7 percent, which remained below the comparable ratio of 11.9 percent for the Peer Group. Overall, Wayne Bancshares' updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 105.6 percent, which remained below the comparable Peer

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BOARD OF DIRECTORS
APRIL 19, 2002
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                                [TABLE OMITTED]










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BOARD OF DIRECTORS
APRIL 19, 2002
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                                [TABLE OMITTED]











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BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 9


Group ratio of 110.2 percent. As discussed in the original appraisal and first update, the additional capital realized from stock proceeds should serve to provide Wayne Bancshares with an IEA/IBL ratio that is more comparable to the Peer Group's ratio.

            Updated growth rates for Wayne Bancshares are based on annualized growth for the nine months ended December 31, 2001, while the Peer Group's growth rates are based on growth for the twelve months ended December 31, 2001. Consistent with the first update, updated growth rates reflected stronger asset growth for the Holding Company, based on asset growth rates of 8.8 percent and
1.4 percent for the Holding Company and the Peer Group, respectively. Asset growth for the Holding Company was realized through growth in loans and cash and investments, with a higher growth rate indicated for cash and investments. The Peer Group's asset growth was realized through growth of cash and investments, which was partially offset by a slight decline in loans. Overall, the Holding Company's updated asset growth measures were considered to be more favorable than the comparable Peer Group growth rates, with respect to supporting earnings growth potential.

            Growth in deposits and equity continued to fund the Holding Company's asset growth, as well as a decline in borrowings. The Holding Company's updated deposit growth rate of 10.0 percent exceeded the comparable Peer Group growth rate of 0.5 percent. Deposit growth for the Peer Group was supplemented with a slight increase in borrowings. Consistent with the first update, the Peer Group posted a stronger capital growth rate than the Holding Company (positive 3.9 percent versus positive 2.3 percent for the Holding Company), which continued to be supported by the Peer Group's higher return on average assets. Following the increase in capital that will be realized from the conversion proceeds, the Holding Company's capital growth rate can be expected to remain depressed by its higher pro forma capital position, as well as by dividend payments on 100 percent of the shares outstanding and possible stock repurchases.

            Table 3 displays comparative operating results for Wayne Bancshares and the Peer Group, based on their respective earnings for the twelve months ended December 31, 2001, unless otherwise indicated for the Peer Group companies. Updated earnings for the Holding Company and the Peer Group equaled
0.51 percent and 0.83 percent of average assets, respectively. The Peer Group's higher return continued to be attributable to stronger core earnings, particularly with respect to maintaining a stronger net interest margin than indicated for Wayne Bancshares.

            In terms of core earnings strength, updated expense coverage ratios posted by Wayne Bancshares and the Peer Group equaled 1.14x and 1.35x, respectively. The Peer Group's stronger expense coverage ratio continued to be attributable to maintenance of a higher net interest income to average assets ratio (3.10 percent versus 2.65 percent for the Holding Company), as operating expense to average assets ratios for the Peer Group and the Holding Company remained comparable (2.30 percent versus 2.32 percent for the Holding Company). A higher interest income ratio continued to account for the Peer Group's higher net interest income ratio, which was partially offset by Wayne Bancshares' lower interest expense ratio.

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RP FINANCIAL, LC.
BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 10


            Non-interest operating income remained a slightly larger source of earnings for the Peer Group, as such income amounted to 0.48 percent and 0.34 percent of the Peer Group's and the Holding Company's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Wayne Bancshares' core earnings strength relative to the Peer Group's, the Holding Company's updated efficiency ratio of 77.6 percent remained less favorable than the Peer Group's updated efficiency ratio of 63.7 percent.

            Loss provisions remained a slightly larger factor in the Peer Group's updated earnings, despite a slight decline in the Peer Group's ratio of loss provisions established as a percent of average assets. Updated loss provisions established by the Holding Company and the Peer Group equaled 0.04 percent and 0.16 percent of average assets, respectively.

            Net gains were a slightly larger contributor to the Holding Company's updated earnings, as the result of an increase in the net gains that were recorded by Wayne Bancshares. Wayne Bancshares' updated earnings reflected net gains amounting to 0.15 percent of average assets, versus 0.11 percent of average assets for the Peer Group. As discussed in the original appraisal and first update, given the less predictable and non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of the net gains on the Holding Company's and the Peer Group's earnings will continue to be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Holding Company's or the Peer Group's updated earnings.

            Taxes continued to have a slightly larger impact on the Holding Company's earnings, as indicated by updated effective tax rates of 34.1 percent and 32.2 percent for the Holding Company and the Peer Group, respectively.

            Consistent with the first update, the Holding Company's updated credit quality measures were considered to be less favorable than the Peer Group's. As shown in Table 4, the Holding Company's non-performing loans/loans and non-performing assets/assets ratios of 1.37 percent and 1.07 percent, respectively, exceeded the comparable Peer Group ratios of 0.46 percent and 0.51 percent. Updated loss reserve ratios were also stronger for the Peer Group, both as a percent of non-performing assets (147.9 percent versus 20.3 percent for the Holding Company) and as a percent of non-performing loans (161.8 percent versus
20.4 percent for the Holding Company). The Peer Group also continued to maintain higher reserves as percent of loans, based on the Holding Company's and the Peer Group's updated reserves-to-loans ratios of 0.28 percent and 0.91 percent, respectively. Net loan charge-offs remained a more significant factor for the Peer Group, as the Peer Group and the Holding Company posted updated net loan charge-offs/loan ratios of 0.13 percent and 0.03 percent, respectively.

      3.    STOCK MARKET CONDITIONS

            Since the date of the first update, the performance of the overall stock market has been mixed. In early-December 2001, technology stocks surged higher and the DJIA surpassed the 10000 mark, reflecting growing optimism about an economic recovery. However, the stock

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BOARD OF DIRECTORS
APRIL 19, 2002
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                                [TABLE OMITTED]











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BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 12

market rally ended on news of a larger than expected increase in the November unemployment rate. Fresh concerns about the corporate earnings outlook pushed stocks lower in mid-December, despite the Federal Reserve's eleventh interest rate cut of the year. During the second half of December, stocks generally moved higher on year end buying and favorable economic data that showed surprisingly strong new home construction. Notwithstanding the year end rally, the Dow Jones Industrial Average ("DJIA") closed seven percent lower for the year and the NASDAQ Composite Index ("NASDAQ") declined 21 percent in 2001, providing for the worst two-year performance in the stock market in 23 years.

            The stock market began 2002 with a New Year rally, as investors bet on a forthcoming economic recovery and an upturn in corporate earnings. The momentum of the advance faded in mid-January, reflecting concerns that the markets were pricing in more of a recovery than the economy was showing. The Federal Reserve's decision to leave interest rates unchanged and indications that the economic downturn may be ending provided for a brief rebound in the broader stock market at the end of January. Stock market activity was mixed throughout most of February, as fears that accounting troubles similar to those impacting Enron could affect more companies weighed against hopes for an economic recovery and improved corporate earnings. The DJIA moved back above 10000 in late-February and sustained upward momentum in early-March, as favorable economic news and the Federal Reserve's cautiously optimistic assessment of the economy served to rally the broader market. Stocks traded in a narrow range in mid-March, reflecting uncertainty over the strength of the economic recovery and the prospect of future rate increases by the Federal Reserve. The Federal Reserve's decision to leave short-term rates unchanged at its mid-March meeting, as well as a shift in its policy directive to a neutral stance from one that favored additional easing, provided for a mixed reaction in the stock market. Stocks moved lower in late-March, reflecting first quarter earnings concerns and the prospect of rising interest rates. Concerns about the Mideast conflict further contributed to the slide in stocks during early-April. The broader stock market continued to struggle through mid-April, as the result of disappointing first quarter earnings among some of the blue chip stocks and weak earnings forecasts for the balance of 2002. On April 19, 2002, the DJIA closed at 10257.11 or 4.1 percent higher since the date of the first update and the NASDAQ Composite Index closed at 1796.83 or 6.9 percent lower since the date of the first update.

            Since the date of the first update, the market for thrift issues has generally been positive. Thrift stocks eased lower at the close of November and traded in a narrow range in early-December, which was largely attributed to profit taking in some of the large-cap issues following their strong November performance. Expectations that thrift earnings would benefit from the additional interest rate cuts that were implemented by the Federal Reserve during the fourth quarter supported an upward trend in thrift issues during mid- and late-December. For the year ended 2001, the SNL Index for all publicly-traded thrifts posted a gain of 5.0 percent.

            Further gains were registered in thrift stocks at the beginning of 2002, with the large companies posting some of the strongest performances. Expectations of strong fourth quarter earnings and growing sentiment of a slow economic recovery that would support a

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BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 13


continuation of the steep yield curve were factors that contributed to the advance in thrift stocks. Thrift issues stabilized in mid-January and then moved higher in late-January, as investors were encouraged by fourth quarter earnings. In early-February, concerns about corporate accounting practices spilled over into the financial services sector as well, which translated into a general decline in bank and thrift stocks, particularly the large-cap issues. After stabilizing in mid-February, thrift issues advanced in late-February and early-March on strong fundamentals and acquisition speculation. The low inflation reading indicated by the Producer Price Index for February supported a continuation of the upward trend in thrift prices through mid-March. Thrift stocks edged lower following the Federal Reserve's March meeting, reflecting growing sentiment that the economic recovery would lead to higher interest rates in the second half of the year. However, as investors became more optimistic about first and second quarter earnings for the thrift sector, along with growing sentiment that Federal Reserve was not likely to raise rates in May, thrift issues strengthened in early-April. The upward momentum in thrift stocks was sustained through mid-April, with the advance supported by favorable first quarter earnings, low inflation data and investors dumping technology stocks in favor of lower risk bank and thrift stocks. On April 19, 2002, the SNL Index for all publicly-traded thrifts closed at 1107.4, an increase of 25.7 percent since November 30, 2001.

            The updated pricing measures for all publicly-traded thrifts and the Peer Group reflected more modest increases compared to the 25.7 percent increase indicated for the SNL Index. The more favorable performance exhibited by the SNL Index implies that the large-cap issues outperformed the small-cap issues since the date of the first update. In particular, the pricing measures shown for the Peer Group and all publicly-traded thrifts are based on absolute averages and, thus, the market performance of each of the companies comprising the pricing measure averages have an equal impact on the calculation of the averages. Comparatively, the SNL Index is a market capitalization weighted index, which results in the larger market capitalization issues having a more significant impact on the overall performance of the SNL Index. Overall, since the date of the first update, the comparative changes in the pricing measures for the Peer Group and all publicly-traded thrifts indicate a stronger performance by the all publicly-traded thrifts. The declines reflected in the Peer Group's updated price/earnings multiples were the result of changes in Security Financial's P/E multiples. In this update, Security Financial's P/E multiples were shown as not meaningful, as the result of maintaining P/E multiples that exceeded 30 times, while in the first update Security Financial's reported and core P/E multiples equaled 28.6 times and 29.9 times, respectively. As the result of the decline in the Peer Group's core P/E multiple, the Peer Group's updated pricing characteristics reflected both a lower P/B ratio and a lower core P/E multiple than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the first update, nine out of the ten Peer Group companies were trading at higher prices as of April 19, 2002. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of November 30, 2001 and April 19, 2002.

            As set forth in the original appraisal and first update, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the

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BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 14


numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

                         Average Pricing Characteristics

                                                   At Nov. 30,          At April 19,              %
                                                     2001                 2002                 CHANGE
                                                   --------             --------               ------
PEER GROUP(1)
Price/Earnings (x)                                    14.84x                 13.71x             (7.6)%
Price/Core Earnings (x)                               16.50                  15.39              (6.7)
Price/Book (%)                                        91.84%                101.32%             10.3
Price/Tangible Book(%)                                93.53                 103.22              10.4
Price/Assets (%)                                      11.04                  12.16              10.1
Avg. Mkt. Capitalization ($Mil)                      $37.56                 $41.49              10.5

ALL PUBLICLY-TRADED  THRIFTS
Price/Earnings (x)                                    14.79x                 15.75x              6.5%
Price/Core Earnings (x)                               15.84                  17.16               8.3
Price/Book (%)                                       113.48%                133.25%             17.4
Price/Tangible Book(%)                               120.55                 140.72              16.7
Price/Assets (%)                                      11.75                  13.56              15.4
Avg. Mkt. Capitalization ($Mil)                     $247.18                $316.41              28.0

RECENT CONVERSIONS(1)
Price/Core Earnings (x)                               20.96x                 26.38x             25.9
Price/Book (%)                                        82.13%                106.95%             30.2

(1)   Ratios based on conversions completed for prior three months.

            As shown in Table 5, two standard conversion offerings have been completed during the past three months. The average closing pro forma price/tangible book and core price/earnings ratios of the recent standard conversion offerings equaled 63.7 percent and 26.8 times, respectively. One second-step conversion offering was also completed during the past

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BOARD OF DIRECTORS
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three months, which is considered to be more relevant for purposes of Wayne
Bancshares' pro forma pricing. The closing pro forma price/tangible book and core price/earnings ratios of Willow Grove Bancorp ("Willow Grove") equaled 96.6 percent and 24.1 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. We believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. The two recent standard conversion offerings exhibited an average price increase of
22.5 percent during their first week of trading, while Willow Grove's stock price increased 15.5 percent during its first week of trading as a fully converted company.

            Shown in Table 6 are the current pricing characteristics of Willow Grove, which is the only NASDAQ or Exchange listed full conversion offering that has been completed during last three months. Relative to the first update, which reflected pricing ratios of recent conversion offerings as of November 30, 2001, the updated recent conversion pricing ratios reflected a 30.2 percent increase on a P/B basis, from 82.13 percent at November 30, 2001 to 106.95 percent at April 19, 2002 and a 25.9 percent increase in the core P/E multiple, from 20.96 times at November 30, 2001 to 26.38 times at April 19, 2002. It should be noted that the meaningfulness of the comparative pricing analysis of the recent conversions is considered to be somewhat diminished, since the pricing ratios for both dates consisted of only one company and one was a standard conversion and one was a second-step conversion.

            As set forth in the original appraisal, RP Financial's analysis of stock market conditions also considered recent trading activity in Wayne Bancshares' stock. From the date of the first update of November 30, 2001 to April 19, 2002, the Holding Company's stock price increased from $16.50 per share to $20.00 per share, an increase of 21.2 percent.

SUMMARY OF ADJUSTMENTS

            In the first update, we made the following adjustments to Wayne Bancshares' pro forma value based upon our comparative analysis to the Peer Group:

                                                              PreviousValuation
      Key Valuation Parameters:                                Adjustment
      ------------------------                                 ----------
      Financial Condition                                      No Adjustment
      Profitability, Growth and Viability of Earnings          Moderate Downward
      Asset Growth                                             No Adjustment
      Primary Market Area                                      No Adjustment
      Dividends                                                No Adjustment
      Liquidity of the Shares                                  No Adjustment
      Marketing of the Issue                                   No Adjustment
      Management                                               No Adjustment
      Effect of Government Regulations and Regulatory Reform   No Adjustment

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                                [TABLE OMITTED]










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BOARD OF DIRECTORS
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            The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the first update. Accordingly, those parameters were not discussed further in this update.

            The noteworthy differences in financial condition for the Holding Company and the Peer Group did not change in this update, as the Holding Company's more favorable funding composition continue to be negated by its less favorable credit quality. Therefore, no adjustment continued to be warranted for the Holding Company's financial condition. The Holding Company's updated asset growth measures were considered to be more favorable than the Peer Group's growth measures, particularly in the important area of loan growth. Accordingly, the valuation adjustment for asset growth was changed from no adjustment to slight upward adjustment. The Holding Company's pro forma earnings continued to reflect less favorable core earnings strength compared to the Peer Group's earnings, as indicated by the Holding Company's less favorable expense coverage and efficiency ratios. Also consistent with the original appraisal and first update, the Holding Company's less favorable earnings strength continued to be indicated by its lower pro forma return on equity. Accordingly, on the basis of the Peer Group's stronger core earnings, a moderate downward adjustment remained appropriate for the quality, predictability and growth of the Holding Company's earnings relative to the Peer Group's.

            The general market for thrift stocks was higher since the date of the first update, as indicated by the notable increase recorded in the SNL Index for all publicly-traded thrifts. Similarly, the pricing measures for the Peer Group and for all publicly-traded thrifts were generally higher since the date of the first update, although the increases reflected in the pricing measures for the Peer Group and all publicly-traded thrifts were not as significant as the gain posted in the market-cap weighted SNL Index. Activity in the new issue market has remained somewhat limited, although the recent offerings that have been completed have been well received and have traded above their IPO prices in initial trading activity. The one recent second step conversion offering that was completed since the first update was closed at the super maximum of the offering range and is currently trading above its IPO price. We have also considered the limited trading activity in Wayne Bancshares' stock since the date of the first update and that the current trading price reflected a notable increase from its trading price as of November 30, 2001. Accordingly, a slight upward valuation adjustment was applied for marketing of the issue in this updated appraisal.

            Overall, taking into account the foregoing factors, we believe that an increase in the Holding Company's estimated pro market value as set forth in the first update is appropriate.


VALUATION APPROACHES

         In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Wayne Bancshares' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and

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BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 19


price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

      In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for effective tax rate and stock benefit plan assumptions utilized in the first update did not change in this update. The pro forma assumption for reinvestment rate was revised from 2.49 percent to 2.17 percent, which represents the constant maturity yield for U.S. Treasury securities with a maturity of one-year at December 31, 2001 and is consistent with the reinvestment rate utilized in the prospectus. Offering expenses were also revised to be consistent with the offering expenses that are set forth in the prospectus.

      Consistent with the original appraisal and first update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal and first update, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

      RP Financial also considered the trading price of Wayne Bancshares' stock, which equaled $20.00 per share as of April 19, 2002, a notable increase from the November 30, 2001 price of $16.50 per share. However, this factor was discounted somewhat given the different characteristics of the minority shares versus the shares following the second-step conversion and the absence of a liquid trading market for Wayne Bancshares' stock.

      The Holding Company has adopted Statement of Position ("SOP" 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Holding Company's shareholders. However, we have considered the impact of the Holding Company's adoption of SOP 93-6 in the determination of Wayne Bancshares' pro forma market value.

      Based on the foregoing, we have concluded that an increase in Wayne Bancshares value is appropriate. Therefore, as of April 19, 2002, the aggregate pro forma market value of Wayne Bancshares' conversion stock has been increased from $34,263,500 at the midpoint to $38,987,840. The midpoint and resulting valuation range is based on the sale of a 52.58 percent ownership interest to the public, which provides for a $20.5 million public offering at the midpoint. In the first update, the public offering at the midpoint equaled $18.0 million.

      1. P/E APPROACH. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Holding

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BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 20


Company's reported earnings, incorporating the reinvestment of $34,000 of MHC assets at an after-tax reinvestment rate of 1.43 percent, equaled $1.649 million for the twelve months ended December 31, 2001. In deriving Wayne Bancshares' core earnings, the only adjustment made to reported earnings was to eliminate gains on the sale of loans, which equaled $477,000 for the twelve months ended December 31, 2001. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 34.0 percent to the gains eliminated, the Holding Company's core earnings were determined to equal $1.334 million for the twelve months ended December 31, 2001. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                                                                     Amount
                                                                     -------
                                                                     ($000)

         Net income                                                  $1,649
         Gain on sale of loans(1)                                      (315)
                                                                     -------
           Core earnings estimate                                    $1,334

      (1)   Tax effected at 34.0 percent.

            Based on Wayne Bancshares' reported and estimated core earnings, incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's reported and core P/E multiples at the $39.0 million midpoint value equaled 23.70 times and 29.32 times, respectively. The Holding Company's updated reported and core P/E multiples provided for premiums of 72.9 percent and 90.5 percent relative to the Peer Group's average reported and core P/E multiples of 13.71 times and 15.39 times, respectively (versus premiums of 42.0 percent and 46.1 percent relative to the Peer Group's average reported and core P/E multiples as indicated in the first update). The implied premiums reflected in the Holding Company's pro forma reported and core P/E multiples take into consideration the increase in value warranted by the upward valuation adjustments applied for asset growth and marketing of the issue in this update, as well as the discount implied in the Holding Company's pro forma P/B ratio. The Holding Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.


      2. P/B APPROACH. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Holding Company's pre-conversion book value was adjusted to include $34,000 of equity held at the MHC level, which will be consolidated with the Holding Company's capital as a result of the conversion. Based on the $39.0 million midpoint value, the Holding Company's P/B and P/TB ratios equaled 91.67 percent and 92.28 percent, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of
101.32 percent and 103.22 percent, respectively, Wayne Bancshares' updated ratios were discounted by 9.5 percent and 10.6 percent (versus discounts of 7.3 percent and 8.3 percent from the Peer Group's P/B and P/TB ratios as indicated in the first update). RP Financial considered such discounts to be reasonable in light of

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the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which generally mathematically results in a discounted ratio to book value and tangible book value, the Holding Company's comparatively lower pro forma core ROE and the Holding Company's resulting reported and core P/E multiples.

      In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket. As indicated in the original appraisal and first update, the pricing characteristics of recent conversion and second-step offerings are not the primary determinate of value. Consistent with the original appraisal and first update, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The two standard conversion offerings completed within the past three months closed at an average P/TB ratio 63.7 percent and appreciated 22.5 percent during the first week of trading.

      The one recently completed second-step conversion offering closed at a price/tangible book ratio of 96.6 percent and its trading price increased 15.5 percent during its first week of trading as a fully converted company. In comparison, the Holding Company's P/TB ratio of 92.3 percent at the midpoint value reflects an implied discount of 4.5 percent relative to the closing ratio of the recent second-step conversion offering. In comparison to the current aftermarket P/TB ratio of the recent second-step conversion (106.95 percent), the Holding Company's P/TB ratio at the midpoint value reflects an implied discount of 14.2 percent.

      3. P/A APPROACH. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $39.0 million midpoint value, Wayne Bancshares' pro forma P/A ratio equaled 11.18 percent. In comparison to the Peer Group's average P/A ratio of 12.16 percent, Wayne Bancshares' P/A ratio indicated a discount of 8.1 percent (versus a discount of 9.0 percent at the midpoint valuation in the first update).


VALUATION CONCLUSION

      Based on the foregoing, it is our opinion that, as of April 19, 2002, the estimated aggregate pro forma market value of the Holding Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $38,987,840 at the midpoint. Based on this valuation and the approximate 52.58 ownership interest to be sold in the public offering, the midpoint value of the Holding Company's stock offering was $20,500,000, equal to 2,050,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $17,425,000 and a maximum value of $23,575,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 1,742,500 shares at the minimum and 2,357,500 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of

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RP FINANCIAL, LC.
BOARD OF DIRECTORS
APRIL 19, 2002
PAGE 24


$27,111,250 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in an offering of 2,711,125 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.


ESTABLISHMENT OF THE EXCHANGE RATIO

      OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Holding Company's common stock for newly issued shares of Wayne Bancshares stock as a fully converted company. The Board of Directors of the MHC has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate percentage ownership in Wayne Bancshares equal to 47.42 percent as of December 31, 2001. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Wayne Bancshares will be determined at the end of the offering based on the total number of shares sold in the Subscription and Community offerings. As shown in Table 7, the exchange ratio for the minority shareholders would be
1.2901 shares, 1.5177 shares, 1.7454 shares and 2.0072 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.


                                                Respectfully submitted,

                                                RP FINANCIAL, LC.

                                                /s/ William E. Pommerening
                                                ---------------------------
                                                William E. Pommerening
                                                Chief Executive Officer


                                                /s/ Gregory E. Dunn
                                                ---------------------------
                                                Gregory E. Dunn
                                                Senior Vice President

RP FINANCIAL, LC.

                                LIST OF EXHIBITS


  Exhibit
   Number                     Description
  --------                    -----------
     1            Stock Prices:  As of April 19, 2002

     2            Peer Group Core Earnings Analysis

     3            Pro Forma Analysis Sheet

     4            Pro Forma Effect of Conversion Proceeds

     5            Firm Qualification Statement